Jupiters LIMITED

02052390

333-10374

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

P.E. 8/1/02

For the month of August 2002

JUPITERS LIMITED
ACN 010 741 045

9th Floor, Niecon Tower
17 Victoria Avenue
Broadbeach Queensland 4218
Australia

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____________.

G:\ggk\lmc\002-309.doc

Jupiters
LIMITED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

JUPITERS LIMITED
(Registrant)

Date: 15 August 2002

By: ______________________
Name: Laurence M. Carsley
Title: Chief Financial Officer

Rules 4.1, 4.3

Appendix 4B

Preliminary Final Report

Introduced 30/6/2002.

Name of entity

JUPITERS LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Financial year ended ('current period')
010 741 045		✓	30 JUNE 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up	2.5%	to	796,273
Profit from ordinary activities after tax attributable to members (*item 1.22*)	up	1.3%	to	78,069
Profit from extraordinary items after tax attributable to members (*item 2.5(d))*	gain (loss) of		-	
Net profit for the period attributable to members *(item 1.11)*	up	1.3%	to	78,069

Dividends (distributions)	Amount per security	Franked amount per security at 30 % (pcp:34%)
Final dividend *(Preliminary final report only - item 15.4)*	11.0 ¢	11.0 ¢
Previous corresponding period *(Preliminary final report - item 15.5;*	10.0 ¢	10.0 ¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

27 AUGUST 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached Letter from the Chairman

Condensed consolidated statement of financial performance

		30/6/02 Current period - $A'000	30/6/01 Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	796,273	777,216
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(640,618)	(624,281)
1.3	Borrowing costs	(30,350)	(26,939)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**125,305**	**125,996**
1.6	Income tax on ordinary activities *(see note 4)Refer 19.8*	(46,516)	(46,975)
1.7	**Profit (loss) from ordinary activities after tax**	**78,789**	**79,021**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**78,789**	**79,021**
1.10	Net profit (loss) attributable to outside +equity interests	(720)	(1,921)
1.11	**Net profit (loss) for the period attributable to members**	**78,069**	**77,100**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	-	-

Earnings per security (EPS)		30/6/02 Current period $A'000	30/6/01 Previous corresponding period $A'000
1.18	Basic EPS	33.6 cents	31.9 cents
1.19	Diluted EPS	33.6 cents	31.9 cents

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	78,789	79,021
1.21	Less (plus) outside +equity interests	720	1,921
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**78,069**	**77,100**

Revenue and expenses from ordinary activities
(see note 15)

		30/6/02 Current period $A'000	30/6/01 Previous corresponding period $A'000
1.23	Details of revenue and expenses		
	Operating revenues:		
	Casino	481,373	482,409
	Hotel	123,730	124,950
	Other gaming and wagering	144,345	117,860
	Gaming equip. sales and technology services	39,600	43,751
		789,048	768,970
	Other revenues:		
1.24	Interest from other persons	2,826	6,234
1.25	Proceeds from sale of property, plant and Equipment	189	326
	Other	4,210	1,686
		7,225	8,246
	Revenue from ordinary activities	796,273	777,216
1.26	Expenses:		
	Employee related expenses	(223,449)	(221,513)
	Government gaming taxes and fees/community benefit contribution	(117,204)	(112,871)
	Marketing expenses	(89,357)	(77,474)
	Cost of goods sold	(24,569)	(27,244)
	Borrowing costs	(30,350)	(26,939)
	Depreciation and amortisation expense	(54,422)	(51,818)
	Management fee	(20,109)	(20,237)
	Property operations and energy costs	(21,096)	(21,471)
	Keno commissions	(23,467)	(21,743)
	Other expenses from ordinary activities	(66,945)	(69,910)
	Expenses from ordinary activities	(670,968)	(651,220)
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	44,765	42,265
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an acquisition of a business)	6,853	-

Consolidated retained profits

		30/6/02 Current period - $A'000	30/6/01 Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	123,881	94,299
1.31	Net profit (loss) attributable to members (*item 1.11*)	78,069	77,100
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(46,888)	(47,518)
	Share buy-back	(27,470)	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**127,592**	**123,881**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside+equity interests $A'000 c)	Amount (after tax)attributable to members $A'000 (d)
2.1	Amortisation of goodwill	7,848	-	-	7,848
2.2	Amortisation of other intangibles	1,809	(386)	-	1,423
2.3	**Total amortisation of intangibles**	**9,657**	**(386)**	**-**	**9,271**
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	**-**	**-**	**-**	**-**

Comparison of half year profits
(Preliminary final report only)

		30/6/02 Current year - $A'000	30/6/01 Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	36,186	42,418
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	41,883	34,682

Condensed consolidated statement of financial position

		30/6/02 At end of current period $A'000	30/6/01 As shown in last annual report $A'000	31/12/01 As in last half yearly report $A'000
	Current assets			
4.1	Cash	85,301	116,742	90,829
4.2	Receivables	18,420	30,386	43,835
4.3	Investments	-	-	-
4.4	Inventories	14,098	13,339	15,919
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	10,568	11,061	10,862
4.7	**Total current assets**	**128,387**	**171,528**	**161,445**
	Non-current assets			
4.8	Receivables *	24,052	51,536	50,241
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	-	-	-
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	792,061	790,483	786,062
4.15	Intangibles (net)	122,831	127,988	123,196
4.16	Tax assets	-	-	-
4.17	Other (provide details if material)	-	-	-
4.18	**Total non-current assets**	**938,944**	**970,007**	**959,499**
4.19	**Total assets**	**1,067,331**	**1,141,535**	**1,120,944**
	Current liabilities			
4.20	Payables	93,699	80,277	105,633
4.21	Interest bearing liabilities	1,827	1,606	1,768
4.22	Tax liabilities	21,348	27,131	17,626
4.23	Provisions exc. tax liabilities	36,375	44,039	49,440
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**153,249**	**153,053**	**174,467**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	431,695	340,739	286,637
4.28	Tax liabilities	2,358	17,157	16,109
4.29	Provisions exc. tax liabilities	10,622	9,942	10,123
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**444,675**	**367,838**	**312,869**

* See item 19.5 regading change in presentation of non-current Interest Bearing Liabilities

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**597,924**	**520,891**	**487,336**
4.33	**Net assets**	**469,407**	**620,644**	**633,608**

	Equity			
4.34	Capital/contributed equity	310,457	466,125	466,125
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	127,592	123,881	136,083
4.37	**Equity attributable to members of the parent entity**	**438,049**	**590,006**	**602,208**
4.38	Outside +equity interests in controlled entities	31,358	30,638	31,400
4.39	**Total equity**	**469,407**	**620,644**	**633,608**

4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period		

6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

Condensed consolidated statement of cash flows

		30/6/02	30/6/01
		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	808,215	753,647
7.2	Payments to suppliers and employees	(590,618)	(565,244)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	2,990	6,316
7.6	Interest and other costs of finance paid	(26,485)	(27,007)
7.7	Income taxes paid	(57,912)	(49,732)
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**136,190**	**117,980**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(46,313)	(44,458)
7.11	Proceeds from sale of property, plant and equipment	189	326
7.12	Payment for purchases of equity investments	(2,000)	(2,803)
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	**(48,124)**	**(46,935)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	190,174	-
7.19	Proceeds from borrowings	60,000	96,500
7.20	Repayment of borrowings	(131,514)	(128,419)
7.21	Dividends paid	(49,782)	(45,330)
7.22	Other (provide details if material)	-	-
	Share buy-back	(181,533)	-
	Borrowing costs capitalised	(6,852)	-
7.23	**Net financing cash flows**	**(119,507)**	**(77,249)**
7.24	**Net increase (decrease) in cash held**	**(31,441)**	**(6,204)**

7.25	Cash at beginning of period *(see Reconciliation of cash)*	116,742	122,946
7.26	Exchange rate adjustments to item 7.25.		-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	85,301	116,742

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		30/6/02 Current period $A'000	30/6/01 Previous corresponding period - $A'000
8.1	Cash on hand and at bank	80,301	91,594
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	-
8.4	Other (provide details) - bank bills of exchange	5,000	25,148
8.5	**Total cash at end of period** *(item 7.27)*	**85,301**	**116,742**

Other notes to the condensed financial statements

Ratios		30/6/02 Current period	30/6/01 Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	15.7%	16.2%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	17.8%	13.1%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

		30/06/02	30/06/01
(a)	Basic EPS	33.6	31.9
(b)	Diluted EPS	33.6	31.9
(c)	Weighted average number of ordinary shares used in the calculation of basic and diluted EPS	232,587,741	241,357,429

NTA backing

(see note 7)

	30/6/02 Current period	30/6/01 Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	172 cents	204 cents

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect N/A

13.1	Name of entity (or group of entities)	
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect NIL

14.1	Name of entity (or group of entities)	
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	9 SEPTEMBER 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	27 AUGUST 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	YES

Amount per security

		Amount per security	Franked amount per security at 30% tax (pcp: 34%) (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	11 ¢	11 ¢	- ¢
15.5	Previous year	10 ¢	10 ¢	- ¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	10 ¢	10 ¢	- ¢
15.7	Previous year	9 ¢	9 ¢	- ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	21.0 ¢	19.0¢
15.9	Preference +securities	- ¢	- ¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	22,148	24,136
15.11	Preference +securities *(each class separately)* Reset preference shares	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**22,148**	**24,136**

The +dividend or distribution plans shown below are in operation.

NIL

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

NIL

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	-	-
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	-
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	-	-

Material interests in entities which are not controlled entities NIL

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current Period 30/6/02	Previous corresponding period 30/6/01	Current period $A'000 30/6/02	Previous corresponding period - $A'000 30/6/01
17.1 Equity accounted associates and joint venture entities				
17.2 Total				
17.3 Other material interests				
17.4 Total				

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** Reset Preference Shares - code JUPPA	1,901,735	1,901,735	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	1,901,735 -	1,901,735 -	- -	- -
18.3	**+Ordinary securities**	201,345,729	201,345,729	-	-
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	- 40,011,700	- 40,011,700	- -	- -
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
18.7	**Options**			*Exercise Price*	*Expiry Date*
	Executive Options over unissued ordinary shares	1,610,000 50,000	- -	$4.54 $4.38	30/8/11 5/11/11
18.8	Issued during current period Tranche 1 Tranche 2	 1,660,000 50,000	 - -	 $4.54 $4.38	 30/08/11 5/11/11
18.9	Exercised during current period	-	-	-	-
18.10	Expired during current period	50,000	-	$4.54	30/8/11
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-		

18.13	**Unsecured notes** **US Senior notes due 2006**		
18.14	Changes during current period	-	-
	(a) Increases through issues		
	(b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)
Refer Attachment A to this Preliminary Final Report.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 [Delete if preliminary final report].

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached Letter from the Chairman

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Nil

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Balance of franking account is $82.2 million (June 2001: $52.5 million) adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements and after deducting franking credits to be used in payment of final dividends. From 1 July 2002, franking credits are calculated on an actual tax paid basis, as opposed to the previous methodology of the franking account reflecting after tax profits. The franking account balance reflects this new methodology.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting.* Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Interest Bearing Liabilities Denominated in Foreign Currency

When the US Senior Notes (US$135 million at 8.50%) were issued in March 1999, a cross currency interest rate swap agreement was entered into with an investment-grade financial institution. The swap fixed the principal at A$214.4 million and the coupon payments at 9.00% until March 2004. In previous financial years, the principal has been recognised consistently at A$214.4 million.

AASB 1012, Foreign Currency Translation, was amended with application to reporting periods commencing after 1 January 2002. In accordance with the amended standard, the US Senior Notes principal balance has been restated in the Statement of Financial Position at the spot foreign exchange rate in effect at the reporting date. An amount has been recorded as a hedge receivable to reflect the effect of exchange rate movements sheltered by the swap agreement. The net liability position related to the US Senior Notes and associated swap agreement remains unchanged at A$214.4 million.

Segment Reporting

The Consolidated Entity has applied the revised AASB 1005 Segment Reporting (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new business segments reported are: land based operations, wide-area operations, technology operations and sportsbetting operations.

Previously the Consolidated Entity reported its operations on a single industrial segment basis (ie. tourism, leisure and gaming).

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Australian Taxation Office Audit - Treasury Casino

In March 2000, the Australian Taxation Office (ATO) disallowed a portion of the rental deductions claimed by the company in relation to the Brisbane hotel/casino complex for 1994/95 income tax year. In June 2000, the ATO also disallowed similar rental deductions claimed by the company for the 1995/96, 1996/97, 1997/98 and 1998/99 income tax years. The company lodged an objection with the ATO against these decisions, which was subsequently rejected. The company then appealed the decision, taking the matter to the Full Federal Court of Australia, which in June 2002, ruled in favour of the ATO maintaining that a portion of the rental deductions claimed were non-deductible.

The total net effect of this decision was to decrease NPAT by $10.0 million, being the reversal of previous rental deductions, now disallowed, of $8.9 million, the reversal of a related provision of $2.1 million, and penalty interest (after tax) of $3.2 million.

The total cash outflow in respect of this outcome is $19.6 million, of which $0.4 million had been paid in the year ended 30 June 2002, $6.1 million in prior years and the balance in July 2002.

Self Insurance – Queensland Workers' Compensation

From 1 July 2002, the Consolidated Entity self insures its potential workers' compensation liabilities in respect of its Queensland employees pursuant to a licence from WorkCover Queensland. The Consolidated Entity has adopted this arrangement as it is expected that the potential liabilities will be less than the related insurance premiums that would otherwise apply. Liabilities that may arise in this regard are contingent on claims by employees. In accordance with the WorkCover Queensland Act 1996, the Consolidated Entity has obtained insurance from a third party to limit its exposure in respect of any individual claim to a maximum of $0.5 million. WorkCover Queensland has funded the Consolidated Entity for workers' compensation claims related to injuries sustained by its Queensland employees prior to 1 July 2002 to a limit of $2.2 million.

19.8

Income Tax:	30/6/02	30/6/01
The difference between income tax expense provided in the financial statements and the prima facie income tax expense is reconciled as follows:		
Prima facie income tax expense calculated at 30% (2001: 34%) on profit from ordinary activities	37,592	42,839
Tax effect of permanent differences:		
Amortisation of goodwill	2,354	2,697
Brisbane hotel/casino rental disallowed	6,731	-
Other	(161)	1,439
Income tax expense	46,516	46,975

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Hotel Conrad & Jupiters Casino
Date	Tuesday, 26 November 2002
Time	11.00 am
Approximate date the +annual report will be available	25 October 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

✓	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

The audit opinion is unqualified.

5 The entity has a formally constituted audit committee.

Sign here: .... Date: 15 August 2002
(Director/Company Secretary)

Print name: LAURENCE M CARSLEY

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 — The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

   Item 1.6 — This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the

presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 10*18 must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018.* There is an equivalent requirement in *AASB 1029: Interim Financial Reporting.* For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16. **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations.*

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

ATTACHMENT A

SEGMENT INFORMATION:

(a) Segment Reporting

Inter-segment pricing is determined on the basis of cost or cost plus a mark up of 10% to 30%. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and revenue, interest-bearing loans, borrowings and expenses and corporate assets and expenses. Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

(b) Business Segments

The Consolidated Entity comprises the following business segments, based on the Consolidated Entity's management reporting system.

Land Based Operations

Comprises hotel and casino operations at Hotel Conrad and Jupiters Casino (Gold Coast), Hotel Conrad and Treasury Casino (Brisbane) and Breakwater Island Trust (Townsville).

Wide-Area Operations

Comprises keno operations in Queensland and New South Wales and gaming machine monitoring and related activities in Queensland.

Technology Operations

Comprises national gaming and information technology service providers including AWA Technology Services.

Sportsbetting Operations

Comprises Centrebet sportsbetting business.

(c) Geographical Segment

The Consolidated Entity's business segments operate in one geographical segment, Australia.

JUPITERS LIMITED
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
AT 30 JUNE 2002

ATTACHMENT A

SEGMENT INFORMATION (Cont'd):

Business Segments	Land Based $000	Wide-Area $000	Technology $000	Sports-betting $000	Net Interest $000	Unallocated $000	Eliminations $000	Consolidated $000
2002								
Revenue								
External sales	607,529	117,812	31,273	30,417	2,826	6,416	-	796,273
Intersegment revenue	-	-	22,907	-		14,541	(37,448)	-
Total segment revenue	607,529	117,812	54,180	30,417	2,826	20,957	(37,448)	796,273
Result								
Segment result	142,103	25,306	(1,884)	11,631	(27,524)	(12,467)	(11,860)	125,305
Income tax expense								(46,516)
Net profit - before outside equity interests								78,789
Net profit - attributable to outside equity interests								(720)
Net profit - attributable to members of the chief entity								78,069
Assets								
Segment assets	908,587	46,789	14,956	30,820	-	652,678	(586,499)	1,067,331
Liabilities								
Segment liabilities	60,356	17,889	8,552	15,081	-	491,824	4,222	597,924
Other Information								
Acquisition of property, plant and equipment and intangible assets	35,531	2,787	579	4,118	-	3,708	-	46,723
Depreciation and amortisation	26,969	13,972	851	3,109	-	13,393	(3,872)	54,422

JUPITERS LIMITED
AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
AT 30 JUNE 2002

ATTACHMENT A

SEGMENT INFORMATION (Cont'd):

Business Segments	Land Based $000	Wide-Area $000	Technology $000	Sports-betting $000	Net Interest $000	Unallocated $000	Eliminations $000	Consolidated $000
2001								
Revenue								
External sales	608,655	98,442	35,306	17,507	6,234	11,072	-	777,216
Intersegment revenue	-	-	13,695	-		-	(13,695)	-
Total segment revenue	608,655	98,442	49,001	17,507	6,234	11,072	(13,695)	777,216
Result								
Segment result	145,462	22,008	918	7,676	(20,711)	(21,440)	(7,917)	125,996
Income tax expense								(46,975)
Net profit - before outside equity interests								79,021
Net profit - attributable to outside equity interests								(1,921)
Net profit - attributable to members of the chief entity								77,100
Assets								
Segment assets	915,011	54,683	21,214	31,020	-	703,569	(583,962)	1,141,535
Liabilities								
Segment liabilities	62,657	15,667	8,850	13,702	-	417,749	2,266	520,891
Other Information								
Acquisition of property, plant and equipment and intangible assets	32,712	7,177	582	1,857	-	4,173	-	46,501
Depreciation and amortisation	28,285	11,759	536	2,782	-	11,673	(3,217)	51,818

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

15 August 2002

File ref: 67 SX-02

The Manager
Company Announcements Office
The Australian Stock Exchange Limited
Level 10, 20 Bond Street
SYDNEY NSW 2000

Dear Sir

PRELIMINARY FINAL YEARLY REPORT
30 JUNE 2002

RESULTS AND DIVIDENDS

The Directors of Jupiters Limited are pleased to report a net profit after tax for the year ended 30 June 2002 of $78.1 million, compared to $77.1 million for the year ended 30 June 2001. This result, the highest ever profit reported by Jupiters Limited, was achieved despite the impact of an adverse tax ruling which reduced the profit after tax for the year ended 30 June 2002 by a net $10 million.

This result is in line with the earnings guidance released to the market on 27 May 2002. The underlying normalised after tax profit for the year ended 30 June 2002 is $75.2 million compared to a normalised result for the prior corresponding period (pcp) of $67.1 million, an increase of 12.1%.

A full explanation of the normalised result is included in the attached Management's Discussion and Analysis.

Operating revenues increased $22.4 million to $793.4 million. Earnings before interest, income tax, depreciation and amortisation (EBITDA) increased by $8.8 million to $207.3 million from $198.5 million. The earnings per share increased to 33.6 cents, an increase of 1.7 cents on the previous year.

The Directors have declared a fully franked dividend of 11 cents per share. The total dividend for 2001/02 of 21 cents is an increase of 2 cents per share or 10.5% over the total dividend for 2000/01.

Jupiters LIMITED

OPERATIONS

The highlight of the year was the continued success of Centrebet, our sports betting business, with turnover growing to $401 million, an increase of 60% over the pcp. Win rate was a satisfactory 7.2%, generating a revenue increase over the pcp of 56% to $28.7 million and an EBITDA increase of 38% to $14.7 million.

The hotel/casinos continued to feel the effects of a general downturn in the tourism sector, increased competition in the local market, the limitations on gaming machine note acceptors and the delays in the installation of Cougar, our gaming machine monitoring system. Gaming machine revenues fell 6.7 % over the pcp. However the commission play business continued to perform strongly posting a revenue increase of 28.4% for the full year with front money up 33% over the pcp. Commission play contributed additional after tax earnings due to above theoretical win rates of $2.7 million in the six months ended 31 December 2001 and $10.2 million in the six months ended 30 June 2002.

This segment of our business remains within the company's risk management target range of 10% to 15% of total operating revenues.

Wide area operations, consisting of keno games in Queensland and New South Wales and gaming machine monitoring in Queensland had a very successful year growing revenues by $16.2 million to $115.7 million an increase of 16% over the pcp.

AWA Technology Services was impacted by the loss of two major contracts during the year which resulted in a revenue decrease of 11% to $31.3 million compared to the pcp.

OUTLOOK

As previously indicated a number of factors have impacted on the performance of the hotel/casino properties. The Cougar monitoring system is now installed at all three properties and the replacement and upgrade of gaming machines is well advanced. We anticipate that with the introduction of these new games and the planned, selective redevelopment of our Gold Coast property, we will regain our share of the gaming machine market. International tourism has not recovered from September 11 and although there were some positive signs earlier in the year, the convention business has remained soft. We can once again report that forward inbound hotel and convention bookings, especially beyond October 2002 are showing a strong positive trend, however the industry remains fragile.

Interest and enquiries regarding the Gold Coast Convention and Exhibition Centre have been high. Site preparation is almost complete and construction will commence in November this year. The opening remains on schedule for mid 2004. A General Manager was appointed in July 2002 and other key appointments will be made over the forthcoming year.

Jupiters
LIMITED

A relaunch and re-branding of Keno in Queensland and New South Wales is planned for the latter half of 2002/03. As well as supporting new products such as 'Keno Racing' and 'Lucky Last' it will provide a catalyst for Clubs and Hotels to refresh and reinvigorate the game across both states.

Centrebet continues to invest in resources and personnel to deliver new innovative services, diversify its product range and expand its operations into new markets. A website dedicated to United Kingdom customers will shortly be launched followed by a number of product initiatives which are expected to contribute to the continuing growth of the business.

We continue to explore opportunities in the newly deregulating gaming market in the UK. However these are more likely to take the form of the provision of gaming products and services to existing operators rather than the ownership of major assets in that market. A senior manager has been appointed to head up the newly formed Jupiters UK operation.

The Board and Management of Jupiters Limited plan to improve shareholder value by sustaining and improving the traditional businesses in Australia and exploiting the Company's gaming and technology expertise in international markets, especially in sportsbetting.

Yours faithfully

L.J. WILLETT AO
CHAIRMAN OF THE BOARD

For further information contact:
Mr Rob Hines, Managing Director & Chief Executive Officer
Phone: (07) 5584 8900

Enc: Appendix 4B
Management's Discussion and Analysis

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

MANAGEMENT'S DISCUSSION & ANALYSIS

YEAR ENDED 30 JUNE 2002

OVERVIEW

The net profit for the year ended 30 June 2002 was $78.1 million, an increase of $1.0 million on the $77.1 million for the previous corresponding period ("pcp"). Impacting this result is an adverse tax ruling which reduced the net profit after tax by a net $10.0 million. Also, an above theoretical win rate on commission premium play business provided $12.9 million in additional after tax earnings (pcp $10.0 million). However, excluding the effects of these two individually significant items, underlying net profit for the year ended 30 June 2002 was $75.2 million, an increase of $8.1 million or 12.1% on the $67.1 million for the pcp (ie. Normalised Basis). Earnings per share for the year ended 30 June 2002 were 33.6 cents (pcp 31.9 cents). On a Normalised Basis, earnings per share were 32.3 cents, an increase of 4.5 cents or 16.2% over the pcp. The weighted average number of ordinary shares on issue for the year ended 30 June 2002 was 232.6 million shares. The following analysis considers results on both an actual and a Normalised Basis to assist in understanding the performance of the Company's underlying business.

Operating revenue of $793.4 million grew 2.9% or $22.4 million from $771.0 million for the pcp. On a Normalised Basis, operating revenue was $774.0 million, which grew 3.7% or $27.4 million from $746.6 million for the pcp. Supporting this increase were strong improvements from wide-area operations with an increase in revenue of 16% and sportsbetting with an increase in revenue of 56%, and commission play with an increase of approximately 50%.

Earnings before interest, income tax, depreciation and amortisation (EBITDA) for the period were $207.3 million, compared with $198.5 million for the pcp. On a Normalised Basis, EBITDA increased by $5.7 million. This increase was primarily attributable to the Company's wide-area gaming and sportsbetting businesses but was offset by a decline in main floor gaming revenues.

In April 2002, the Company completed a selective share buy-back and the issue of 1.9 million Reset Preference Shares (RPS) trading under the code "JUPPA" as hybrid securities. Following this transaction, the Company's net debt to shareholders' equity ratio and interest cover were 69.1% (pcp 28.0%) and 7.5 times (pcp 9.6) respectively for the year ended 30 June 2002. Return on equity for the year ended 30 June 2002 was 13.4% annualised compared to 12.7% for the pcp. On a Normalised Basis, return on equity for the year ended 30 June 2002 would be 13.1% compared to 11.2 % for the pcp.

Jupiters
LIMITED

FINANCIAL RESULTS
YEAR ENDED 30 JUNE ($ Million)

	ACTUAL		NORMALISED[(i)]	
	2002	2001	2002	2001
Casino revenue	481.4	482.4	462.0	458.0
Hotel revenue	123.7	124.9	123.7	124.9
Land based operations	605.1	607.3	585.7	582.9
Wide area operations [(ii)]	115.7	99.5	115.7	99.5
Technology operations [(iii)]	31.3	35.3	31.3	35.3
Sportsbetting operations	28.7	18.4	28.7	18.4
Unallocated	12.6	10.5	12.6	10.5
Operating revenue	793.4	771.0	774.0	746.6
Employee related expenses	(223.4)	(221.5)	(223.4)	(221.5)
Gaming & wagering taxes/contribution [(iv)]	(117.2)	(111.6)	(115.1)	(107.4)
Marketing expenses	(89.3)	(77.5)	(91.5)	(73.8)
Cost of goods sold [(v)]	(24.6)	(27.2)	(24.6)	(27.2)
Management fee	(20.1)	(20.3)	(18.7)	(19.0)
Property operations and energy costs	(21.1)	(21.5)	(21.1)	(21.5)
Keno commissions	(23.5)	(21.7)	(23.5)	(21.7)
Other expenses	(66.9)	(71.2)	(67.1)	(71.2)
EBITDA	207.3	198.5	189.0	183.3
Depreciation & amortisation	(54.4)	(51.8)	(54.4)	(51.8)
Net interest expense & finance charges	(27.6)	(20.7)	(23.1)	(20.7)
Profit from ordinary activities	125.3	126.0	111.5	110.8
Income tax expense	(46.5)	(47.0)	(35.6)	(41.8)
Net profit before outside equity interests	78.8	79.0	76.0	69.0
Outside equity interests	(0.7)	(1.9)	(0.7)	(1.9)
Net profit	78.1	77.1	75.2	67.1

(i) excludes effect of above theoretical win on commission play business and excludes the charge for the adverse outcome of the court appeal re Conrad Treasury rentals of net $10.0 million (2001: Nil)
(ii) includes all keno and gaming machine monitoring activities
(iii) includes AWA Technology Services and Jupiters Technology
(iv) includes community benefit contribution of $4.8 million (2001: $4.7 million)
(v) relates to sale of food, beverage and gaming equipment

Jupiters
LIMITED

Statistics:

	ACTUAL		NORMALISED	
	2002	2001	2002	2001
EBITDA as a percentage of operating revenue	26.1%	25.7%	24.4%	24.5%
Earnings per share (cents)	33.6	31.9	32.3	27.8
Dividend per share (cents) - 100% franked	21.0	19.0		

DIVIDEND

The Directors of Jupiters Limited have declared a final fully franked dividend for the year ended 30 June 2002 of 11 cents per share. The total dividend for 2001/02 of 21 cents per share represents an increase of 2 cents per share or 10.5% over the dividend for the pcp of 19 cents per share.

EBITDA BUSINESS SEGMENT ANALYSIS ($ Million)

Internally, management analyses the Company's performance on a business segment basis. Consolidated EBITDA is analysed on that basis as follows:

	ACTUAL		NORMALISED	
	2002	2001	2002	2001
Land based operations	167.3	173.1	149.0	157.9
Wide-area operations	36.1	28.0	36.1	28.0
Sportsbetting operations	14.7	10.7	14.7	10.7
Technology operations	(1.0)	(1.2)	(1.0)	(1.2)
Unallocated	(9.8)	(12.1)	(9.8)	(12.1)
EBITDA	207.3	198.5	189.0	183.3

CASINO REVENUE

Casino revenue remained flat at $481.4 million for the year ended 30 June 2002. On a Normalised Basis, casino revenue increased by $4.0 million to $462.0 million for the year ended 30 June 2002.

Club Conrad's commission business revenue increased 28.4% over the previous period due to an increase in business volumes (front money up 33%) over the pcp and above theoretical win rates continuing to be achieved. On a Normalised Basis, Club Conrad's commission business revenue increased approximately 50% over the pcp. Revenue earned from this business segment remains in the range of 10%-15% of the Company's revenue.

Club Conrad non-commission premium play revenues remained flat in the South East Queensland properties. Jupiters Townsville Casino does not participate in premium play business.

Revenue from gaming machines overall fell 6.7% compared to the pcp. The overall reduction is attributable to regulatory changes introduced by the Queensland Government in December 2001 limiting denominations in note acceptors to twenty-dollar notes or less and the delay in deploying the Cougar monitoring system which in turn delayed the roll-out of new gaming machines. As previously announced, the Queensland Office of Gaming Regulation (QOGR) has granted approval for the deployment of the Cougar system to the main gaming floors of all three casinos. The rollout at Jupiters Townsville was successfully completed in June 2002. Conrad Jupiters and Conrad Treasury have larger compliments of machines, which are in the process of being systematically converted to the Cougar system using a methodology designed to minimise disruption to gaming in each property. The Cougar system has some additional attributes to the previous monitoring system and its primary benefit is to enable the properties to run the latest machines operating on the Q-COM protocol, which have been available in clubs and hotels for the past twelve to eighteen months.

As at 30 June 2002, Conrad Jupiters had a total of 1,328 gaming machines installed of which 95 were operating on the Q-COM protocol. By 30 June 2003, it is planned to have approximately 1,000 gaming machines operating on the Q-COM protocol.

As at 30 June 2002, Conrad Treasury had a total of 1,312 gaming machines installed of which 228 were operating on the Q-COM protocol. By 30 June 2003, it is planned to have approximately 850 gaming machines on the Q-COM protocol.

As at 30 June, Jupiters Townsville had a total of 282 gaming machines installed all of which were operating on the Q-COM protocol. By 30 June 2003, it is planned to have approximately 300 gaming machines operating on the Q-COM protocol.

During the year improvements to the machine gaming facilities were completed at Conrad Jupiters and Conrad Treasury. The original Club Conrad facility at Conrad Jupiters was refurbished and renamed "The Gold Club" and made available for premium gaming machine patrons in April 2002. Conrad Treasury opened the "Showroom" in March 2002. This venue will be used to launch new machine product. These facilities have proved to be very popular with players and are expected to make a positive contribution to gaming machine revenues over the forthcoming year.

Main floor table game operations performed steadily throughout the year with revenues decreasing by 2.1% compared to the pcp. The Company is focussed on improving the revenues and margins in this area through the introduction of enhanced table games and other new game variations and business process improvements. Conrad Treasury installed a technology-enhanced version of Roulette, called Touch Bet Roulette, in May 2002, which has been popular with players new to the game. Touch Bet Roulette will be introduced to Conrad Jupiters in 2002/2003.

Jupiters LIMITED

HOTEL REVENUE

Total hotel revenue decreased by $1.2 million, or 1.0%, to $123.7 million compared to the pcp of $124.9 million.

Room revenue for the three properties decreased $1.0 million compared to the pcp. Conrad Jupiters and Jupiters Townsville were adversely affected by the collapse of Ansett Airlines and the events of September 2001 due to their impact on international leisure and convention business. However, Conrad Treasury was able to achieve increased revenue due to continued growth in its corporate business. Occupancy at Conrad Jupiters was supported primarily by the strong domestic market and the success of the stage show, Hidden Palace. The focus for the coming year will remain on high yielding corporate and convention business for hotel rooms.

It was a challenging year for food and beverage operations whose revenues remained in line with the pcp despite being impacted by reduced hotel and convention bookings and intense competition.

CONRAD JUPITERS, GOLD COAST

Operating revenues at Conrad Jupiters increased by $17.8 million, or 5.7% to $331.0 million for the year ended 30 June 2002 compared to $313.2 million for the pcp. On a Normalised Basis, operating revenues at Conrad Jupiters increased by 3.8% compared to the pcp.

The new Club Conrad facility, which opened in September 2001, has received an overwhelming response from customers and places the facilities amongst the best in the Australasian region. Conrad Jupiters is receiving a steady flow of business with growth being experienced particularly from China.

Casino patronage was approximately 11,000 per day (pcp11,500) with the average main floor spend per patron remaining in line with the previous year.

Gaming machine revenue decreased 3.1% from the pcp due to the impact of the limitations placed on note acceptors and the delay in deployment of the Cougar system.

Hotel room revenue decreased 6.7% from the pcp reflecting a reduction in the average occupancy from 65.1% in the pcp to 60.3%, which was offset by a 2.3% improvement in average room rate. The new high-energy stage show, Rhythm of the Night, opened in May 2002 and replaced the highly successful Hidden Palace as part of an ongoing programme to offer a unique and innovative entertainment experience in the property.

Food and beverage revenues improved marginally over the pcp despite been impacted by reduced hotel and convention bookings.

Work has commenced on the extension of Broadbeach Island, which is being undertaken in conjunction with Gold Coast Convention and Exhibition Centre civil works. The 0.6 hectare increase in the land area will allow Jupiters the flexibility to pursue future growth opportunities at the property.

CONRAD TREASURY, BRISBANE

Operating revenues at Conrad Treasury decreased by $16.6 million, or 6.5% to $237.3 million for the year ended 30 June 2002 compared to $253.9 million for the pcp. On a Normalised Basis, operating revenues at Conrad Treasury decreased 2.4% compared to the pcp.

Casino patronage was approximately 9,000 per day (pcp 10,000) with the average main floor spend per patron remaining in line with the pcp.

Gaming machine revenue decreased 9.2% over the pcp. The reduction is indicative of the continuing competitiveness of product offered by clubs and hotels and the introduction of limitations on note acceptors. As noted above, the Company is addressing this with the conversion of gaming machines to the Cougar system and the introduction of enhanced gaming product.

Hotel room revenue continued to grow, with occupancy increasing to 74.7% (pcp: 70.3%) and the average room rate increasing by 3.9%.

Food and beverage revenues decreased 5.7% compared to the pcp due to the reduced casino patronage and intense competition from other venues in the Brisbane CBD. The property will refurbish several of its restaurants during the coming year following the successful introduction of the LAB restaurant and bar in the Hotel building in January 2002.

JUPITERS TOWNSVILLE HOTEL & CASINO

Operating revenues at Jupiters Townsville decreased by $3.4 million, or 8.4% to $36.8 million for the year ended 30 June 2002 compared to $40.2 million for the pcp

Gaming machine revenue decreased 15.0% over the pcp due to the impact of local competition and the introduction of limitations on note acceptors.

Hotel room revenue, which is largely tourism based, fell 5.3% compared to the pcp. Food and beverage operations remained steady despite reduced hotel bookings.

GOLD COAST CONVENTION & EXHIBITION CENTRE

Construction commenced on the site of the Gold Coast Convention and Exhibition Centre on 11 February 2002. The project has two major components, a civil works programme to form the site and the building works. Civil works to form the site is progressing to schedule and building work will commence once the site formation is completed in late 2002. A pre-opening team is being formed. The General Manager was appointed in July 2002 and other key appointments will be progressively made over the forthcoming year. Interest and enquiries regarding the Centre have been high and the pre-opening team are focussed on converting that interest into reservations commencing with the opening scheduled for mid 2004.

NON-CASINO OPERATIONS

Revenue earned by non-casino operations of $188.3 million was 23.7% of the operating revenue of the Company compared to $158.5 million (20.5 %) in the pcp.

Keno turnover in Queensland for the year ended 30 June 2002 was $261.4 million (pcp: $235.2 million) and in New South Wales was $343.0 million (pcp: $340.8 million). The increase in turnover for the Queensland game is due to new game variations and ongoing promotional activities. A recent relaxation of legislative restrictions over enhancements to the New South Wales game allowed the introduction of the first new game variation in three years. Keno Racing was launched into NSW Clubs in late March 2002 and is expected to contribute positively to turnover in the coming year. In the latter half of 2002/03 a marketing campaign will be undertaken to refresh and invigorate the game including the introduction of a common brand across both states. Jupiters provides keno to approximately 1,900 outlets in Queensland and New South Wales.

Centrebet generated revenue of $28.7 million for the year ended 30 June 2002, an increase of $10.3 million or 55.9% compared to $18.4 million for the pcp. The last quarter of the year proved to be a busy period for Centrebet as five additional languages were added to the website which was upgraded and relaunched in April 2002. Activity levels for the year finished on a strong note with turnover increasing 59.3% over the pcp to $401.0 million. This was assisted by the FIFA World Cup and, as a result of unexpected losses by a number of the pre-tournament favourites a favourable win rate was achieved.

Monitoring of gaming machines in clubs and hotels in Queensland generated revenue of $16.5 million during the year ended 30 June 2002, compared with $15.7 million for the pcp. The wide-area linked jackpot, 'Money Train' continues to perform solidly with over $9.0 million paid out in Grand Jackpot winnings throughout the statewide network of seventy venues. A trial of a new wide area jackpot has recently commenced with a large hotel and hospitality group. The Company's market share continues to sit just below the regulated maximum level of 40%.

AWA Technology Services division is the largest independent third party maintenance service provider to the IT and gaming industries in Australia and earned revenue of $31.0 million for the year ended 30 June 2002, a decrease of $3.8 million on the pcp.

Jupiters
LIMITED

OTHER

Operating expenses were $586.1 million compared to $572.5 million in the pcp, an increase of $13.6 million or 2.4%.

Total capital expenditure applicable to the year ended 30 June 2002 was approximately $53 million. Planned capital expenditure for the year ending 30 June 2003 is approximately $75 million comprising approximately $40 million related to maintenance capital expenditure and the remainder related to projects across all business units.

Depreciation and amortisation expense increased $2.6 million to $54.4 million.

Net interest and finance charges increased by $6.9 million, or 33.3%, to $27.6 million. Interest expense includes $3.5 million of interest payable in respect of the RPS.

During the year ended 30 June 2002, the Group retired $69.8 million of bank debt.

JUPITERS LIMITED
15 AUGUST 2002

For further information contact:
Mr Rob Hines, Managing Director & Chief Executive Officer
Phone: (07) 5584 8900

Jupiters
LIMITED

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

JUPITERS LIMITED DIVIDEND POLICY

The Board of Directors of Jupiters Limited today approved the following Dividend Policy.

The Board of Jupiters Limited will declare dividends on ordinary shares which fall into a dividend payout ratio range of 60% to 70% based on annual earnings adjusted for deviations away from the theoretical win rates on commission business. The ratio will be measured as the cash amount of the dividends compared to the Net Profit after Tax for the full year. The level of dividends declared will be subject to other considerations including market trends, franking credits, cash availability and financial covenants including the impact of major projects which may temporarily reduce the payment ratio below this range.

For further information, please contact:
Laurie Carsley
Chief Financial Officer
Ph: (07) 5584 8900

15 August 2002

Jupiters Limited is a public listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast and Treasury Casino in Brisbane, as well as holding an investment in and the management contract for the Townsville casino. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has over 19,000 investors in ordinary shares, over 5,100 Jupiters RPS securityholders and employs over 5,000 staff.

Welcome to the

Jupiters Limited Results Presentation

August 2002

Jupiters LIMITED

RESULTS OVERVIEW

- Headline NPAT $78.1m vs $77.1m
- Underlying 12.1% NPAT growth
- EPS (Normalised) up 16.2%
- Commission play winning streak continues
- Adverse tax ruling – $10m impact

Jupiters LIMITED

OPERATIONAL OVERVIEW

- Centrebet growth continues
- Commission play volumes up
- Gaming machines lost market share
- Wide-area gaming performed well

Jupiters LIMITED

HIGHLIGHTS

- Capital restructure
  - Buyback of 50% of Founders' shares
  - Sell down and exit by Park Place
  - Issue of $190m Reset Preference Shares
- Opened new Club Conrad on the Gold Coast
- Start of the Gold Coast Convention & Exhibition Centre

Jupiters LIMITED

DIVIDENDS

- Dividend Policy:
  - dividend payout ratio range of 60% to 70% based on normalised earnings
- FY02 dividend of 21c
  - DPR of 61% on fully normalised earnings
  - 71% adjusted for above theoretical only

Jupiters LIMITED

FINANCIALS

	REPORTED	NORMALISED
Revenue	$793.4m up 2.9%	$774.0m up 3.7%
EBITDA	$207.3m up 4.4%	$189.0m up 3.1%
Profit After Tax	$78.1m up 1.3%	$75.2m up 12.1%
EPS	33.6 cents up 1.7 cents	32.3 cents up 4.5 cents

June 2002

Jupiters LIMITED

FINANCIALS
RECONCILIATION

	2002	2001
Profit After Tax (As reported)	$78.1m	$77.1m
Tax Charge (Net)	$10.0m	-
Above-Theoretical Win	($12.9m)	($10.0m)
Profit After Tax (Normalised)	$75.2m	$67.1m

Jupiters LIMITED

June 2002

FINANCIALS

NET PROFIT AFTER TAX ($m)



Reported
Normalised
67.4
77.1
78.1
57.4
67.1
75.2
2000
2001
2002

Jupiters LIMITED

June 2002

FINANCIALS

Earnings Per Share (cents)


Reported
Normalised
33.6
31.9
32.3
27.9
27.8
21.5
23.8
18.1
18.5
15.6
1998
1999
2000
2001
2002

June 2002

FINANCIALS

GROWTH IN EBITDA 2001-2002 (Normalised)

($m)


2001 EBITDA
183.3
Wide Area
8.1
Sports-betting
4.0
Cost Savings
2.5
Land Based
(8.9)
2002 EBITDA
189.0

June 2002

FINANCIALS

Normalised EBITDA


Wide Area
18.1% (14.2%)
Land Based
74.6% (80.3%)
Sportsbetting
7.4% (5.4%)

Jupiters LIMITED

FINANCIALS

Final Dividend	11 cents total of 21 cents
Interest Cover	7.5x
Gearing Ratio	41%
Return on Equity	13.4%

June 2002

Jupiters LIMITED

LAND BASED OPERATIONS - CASINOS

- Commission Play
  - Winning streak continued
  - Front money up 33%
- Main Floor Tables
  - Steady despite decline in patronage
- Gaming machines
  - Impacted by note acceptor limitations and competition, especially from hotels
  - Cougar operational in all 3 properties

Jupiters LIMITED

LAND BASED OPERATIONS - HOTELS

- Hotel Occupancy
  - Strong in Brisbane, weaker in Gold Coast and Townsville
  - Impacted by Ansett collapse and world events
  - Focus on high yielding corporate / convention business
- Food & Beverage
  - Stable
- Theatre
  - Successful new formula
  - Over 25% increase in revenue

Jupiters LIMITED

WIDE AREA OPERATIONS

- Keno
  - Turnover up 11% in QLD, stable in NSW
  - Keno Racing introduced in NSW
- Gaming machine monitoring
  - Revenue up 5% in difficult climate
  - New Random Jackpot introduced June 02

Jupiters LIMITED

SPORTSBETTING OPERATIONS

Turnover up 60%

Revenue up 56%

EBITDA up 37%

- Win rate 7.2%
- 11 languages, 80 countries
- 200,000 bets placed every week, 99% via internet

CENTREBET online sports betting

Jupiters LIMITED

Jupiters LIMITED

OUTLOOK – TRADITIONAL BUSINESSES

- Recovery in gaming machine market share over time
- Commission revenue to remain in target range
- GCCEC on track
- Forward hotel and convention bookings showing a positive trend
- New brand and new products for Keno

Jupiters LIMITED

OUTLOOK – JUPITERS ONLINE

- Leverage the Centrebet brand and client base
- New markets
- New technology
- New products

CENTREBET
online sports betting

STRATEGY

To improve shareholder value by sustaining and improving the traditional businesses in Australia and exploiting the Company's gaming and technology expertise in international markets, especially in sports betting.

Jupiters LIMITED

Jupiters LIMITED